

December 7, 2012

VIA E-MAIL
Stephen M. Butz, SVP and CFO
Hercules Offshore, Inc.
9 Greenway Plaza, Suite 2200
Houston, Texas 77046

      Re: Hercules Offshore, Inc.
             Form 10-K
             Filed March 1, 2012
             File No. 0-51582

Dear Mr. Butz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10 for the Fiscal Year Ended December 31, 2011

Financial Statements and Supplementary Data, page 71

Notes to Consolidated Financial Statements, page 78

Note 2. Significant Accounting Policies, page 78

Property and Equipment, page 81

1. Disclosure under this section indicates that you perform your impairment evaluation by asset group. Supplementally, tell us your specific asset groups and explain, in reasonable detail, how these asset groups have been identified. As part of your response, explain how your identification of asset groups complies with the guidance in FASB ASC paragraph 360-10-35-28. In this regard, explain how you have determined that the asset

groups represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

2. Disclosure under this section also indicates that, when analyzing your assets for impairment, you separate your marketable assets from your non-marketable assets. Supplementally, explain to us, in reasonable detail, how you determine whether an asset is marketable or non-marketable. Additionally, explain to us specifically how this separation impacts your impairment analysis, including how this separation impacts your determination of asset groupings.

3. Please provide us with a schedule that shows, for each of your jackup drilling rigs, other drilling rigs, barge drilling rigs and liftboats, the following information:

- Rig name;

- Location;

- Status;

- For cold stacked rigs, length of time in that status;

- Reporting segment to which it is assigned;

- Asset group to which it is assigned for impairment evaluation purposes;

- Classification as marketable or non-marketable;

- Rig carrying value;

- Whether, and, if so, when, asset was last tested for impairment, and;

- For assets tested for impairment, results of the most recent tests.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant